Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 5 DATED AUGUST 4, 2016

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement no. 5 is part of, and should be read in conjunction with, our prospectus dated March 2, 2016, our supplement dated May 11, 2016, our supplement dated July 11, 2016, our supplement dated July 25, 2016 and our supplement dated August 3, 2016. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose:

•	the closing of a private placement; and

•	a change to our independent registered public accounting firm.

Closing of Private Placement

Note Issuance

On August 1, 2016, our operating partnership issued to each of 125 separate investors a promissory note with a principal amount of $2,500 (each a “Note” and collectively the “Notes”). The purchase price for each Note was $2,500 per Note. In aggregate, we issued 125 Notes for $312,500. The operating partnership will pay interest on the Notes in the amount of $562.50 per annum per Note payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid by the operating partnership at any time, in whole or in part, provided that (i) the operating partnership will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Note, the operating partnership will pay on the date of such prepayment a one-time premium equal to $250 per Note. The operating partnership issued these Notes in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The Notes described above were offered through H&L Equities, LLC (“H&L”), a registered broker dealer and an affiliate of REIT Funding, LLC (“REIT Funding”). With respect to these Notes, a fee of approximately $20,475 was paid on our behalf by our advisor to REIT Funding (and our advisor reimbursed REIT Funding for certain expenses). From this fee, REIT Funding paid a brokerage commission of approximately $15,625 to H&L.

Share Issuance

On August 1, 2016, we issued to each of 125 separate investors the following: 67 Class A shares of common stock, 67 Class T shares of common stock and 67 Class I shares of common stock. The purchase price for all shares was $10.00 per share. In aggregate, we issued 25,125 shares for $251,250. We issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The equity securities described above were offered through H&L. With respect to these equity securities, a fee of approximately $16,463 was paid on our behalf by our advisor to REIT Funding (and our advisor reimbursed REIT Funding for certain expenses). From this fee, REIT Funding paid a brokerage commission of approximately $12,563 to H&L.

Change to our Independent Registered Public Accounting Firm

The following disclosure supplements the section of the prospectus entitled “Experts.”

The audit committee of our board of directors (the “Audit Committee”), in accordance with sound corporate governance practices, issued a request for proposals (the “Audit RFP”) to provide us with the opportunity to review other auditing firms as prospective independent registered public accounting firms and to consider the benefits and detriments of changing independent registered public accounting firms. The Audit RFP was issued to several large public accounting firms in June 2016. PricewaterhouseCoopers LLP (“PwC”) previously served as the principal independent registered public accounting firm for us.

On July 26, 2016, the Audit Committee approved the dismissal of, and we dismissed PwC as our independent registered public accounting firm effective upon completion of the review of the interim financial information to be included in our Form 10-Q for the quarter ended June 30, 2016 and the filing of our Form 10-Q for the quarter ended June 30, 2016 (the “Effective Date”). On the same date, the Audit Committee appointed Ernst & Young LLP (“EY”) as our new independent registered public accounting firm effective as of the Effective Date.

We were organized on July 10, 2015. PwC was initially engaged as our independent registered public accounting firm on July 27, 2015. The reports of PwC regarding our consolidated balance sheets as of July 17, 2015 and December 31, 2015 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from July 27, 2015 through December 31, 2015 and the subsequent interim period from January 1, 2016 through July 26, 2016, we did not (i) have any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report on our consolidated balance sheets, or (ii) experience any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The disclosures above were originally made in a Current Report on Form 8-K filed by us with the Commission on August 1, 2016 (the “Form 8-K”). We provided PwC with a copy of the disclosures in the Form 8-K and requested that PwC furnish us with a letter addressed to the Commission stating whether or not PwC agreed with the above statements and, if not, stating the respects in which it did not agree. A copy of the letter, dated August 1, 2016, furnished by PwC in response to that request, was filed as Exhibit 16.1 to the Form 8-K and has been filed as an exhibit to the registration statement for this offering.

During the fiscal year ended December 31, 2015 and the period from January 1, 2016 through July 26, 2016, neither we, nor anyone acting on our behalf, consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on our consolidated financial statements, and EY did not provide either a written report or oral advice to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).